NEOLARA CORP.

Contiguo a la Guardia de Asistencia Rural,

San Vito, Coto Brus,

Puntarenas, 60801, Costa Rica
+1 307 269 0177

neolaracorp@gmail.com

neolaracorp@tutanota.com

March 14, 2023

Eric McPhee, Jennifer Monick,

Stacie Gorman and Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Neolara Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 24, 2023

File No. 333-267330

Dear Eric McPhee, Jennifer Monick, Stacie Gorman and Pam Long:

In response to your letter dated February 07, 2023, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.4 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 8, 2022.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note your response to comment 1 and reissue our comment. It appears you have no revenues and nominal assets and that therefore you are a shell company as defined in Rule 405 of the Securities Act of 1933. We note that you have only one employee, you do not possess a patent for the "special concrete," and will not for at least two years, and that you do not have any agreements in place for supplies or a factory. Further, the agreement that you entered into with an individual to provide services does not create an employee relationship, but an independent contractor relationship with no obligation to provide services. We also note that you have not paid, have not described any plan to pay, and have not filed any promissory note, for a significant majority of the purchase price for the Futureproof Eco Solutions business In turn, the Futureproof business also does not appear to have operations and may also be a shell company. Further, to the extent you are not able to secure the funds to purchase Futureproof Eco Solutions within 5 months, it appears that the agreement, along with the patent that this entity may hold in the future, would be null and void. It is not clear why having an agreement to acquire a company with no operations, and having no plan and no resources to pay for this company, means that you are a start up business or otherwise not a shell. Additionally, you have not provided disclosure indicating that you have any prospective business on the horizon. Further, you have not taken any significant steps to procure a factory to produce the concrete. These factors continue to suggest that your operations are more commensurate in scope with a shell company than a start-up company. Please disclose on the cover page and in the description of business section that you are a shell company and add risk factor disclosure highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Response:

On January 09, 2023 we have paid the seller of Futureproof Eco Solutions LLC the amount of $8,500 for the purchased asset and we intend to pay the rest of the amount during 365 days as defined in our purchase agreement. Additionally on February 01, 2023 we have issued the Promissory Note for the rest of amount. It is filed as Exhibit 4.1 to this Registration Statement.

Additionally we have mentioned in our Amendment 3 that we planned to get the clients for our services and start to generate revenue while we were waiting to get the Patent.

On February 13, 2023 we have already got our first client and entered into agreement for construction services and already got the 100% prepayment from this client, so generally started the process of generating revenues. Moreover we already started the process of Construction for this client. The process of construction is going to be performed by our independent contractor and the director itself. The Agreement with the client is filed as Exhibit 10.6 to this Registration Statement.

We do not believe that we have no or nominal operations, but rather start-up company engaged in development of it’s business. Therefore, the Company is not a “shell” company, but rather a development stage company with a limited operating history.

Additionally an attorney issued his Legal Opinion as on non-shell status of our Company. The Legal Opinion is filed as Exhibit 5.2 to this Registration Statement

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2. We note your response to comment 2 of our letter and reissue. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that you are a development stage company with no operations and whose only asset is a "business acquisition" for which you have not paid and for which your disclosure indicates no plan or resources available to pay, and which also does not appear to have operations and may be a shell company as well. We note that you have no financing in place to acquire the business and that it is not clear how you will acquire the business in the next five months. Further, the agreement that you entered into with an individual to provide services does not create an employee relationship, but an independent contractor relationship with no obligation to provide services. Additionally, you have not provided disclosure indicating that you have any prospective business on the horizon. Further, you have not taken any significant steps to procure a factory to produce the concrete. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

Response:

There are no such disclosure that our Company have not paid any amount for purchasing Futureproof Eco Solutions LLC and no plan or resources available to pay through our Registration Statement. Moreover on January 09, 2023 we have paid the seller of Futureproof Eco Solutions LLC the amount of $8,500 for the purchased asset and we intend to pay the rest of the amount during 365 days as defined in our purchase agreement. Additionally on February 01, 2023 we have issued the Promissory Note for the rest of amount. It is filed as Exhibit 4.1 to this Registration Statement.

Additionally we have mentioned in our Amendment 3 that we planned to get the clients for our services and start to generate revenue while we were waiting to get the Patent.

On February 13, 2023 we have already got our first client and entered into agreement for construction services and already got the 100% prepayment from this client, so generally started the process of generating revenues. Moreover we already started the process of Construction for this client. The process of construction is going to be performed by our independent contractor and the director itself. The Agreement with the client is filed as Exhibit 10.6 to this Registration Statement.

We have expanded our disclosure to add that we have prospective business on the horizon and already engaged in providing our construction services to our first client.

Additionally we have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management.

That is why we believe that we are development stage company, not the blank check Company.

You can direct any other comments or questions directly to:

Julio Murillo

Telephone: +1 307 269 0177

Email: neolaracorp@gmail.com

           neolaracorp@tutanota.com

/s/ Julio Antonio Quesada Murillo

Julio Antonio Quesada Murillo,

President, CEO and Director

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